Exhibit 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                            19 October 2007

                                       WPP
                                       ---

                            QUARTERLY TRADING UPDATE
                            ------------------------

                  THIRD QUARTER REPORTED REVENUES UP ALMOST 5%
                  --------------------------------------------
                THIRD QUARTER LIKE-FOR-LIKE REVENUES UP ALMOST 5%
                -------------------------------------------------
                  REPORTED REVENUES UP 3% IN FIRST NINE MONTHS
                  --------------------------------------------
     LIKE-FOR-LIKE REVENUES AND GROSS MARGIN UP OVER 5% IN FIRST NINE MONTHS
     -----------------------------------------------------------------------
           OPERATING MARGIN IN FIRST NINE MONTHS UP 0.5 MARGIN POINTS
           ----------------------------------------------------------


Revenue Growth - Third Quarter

In the third quarter, as shown in appendix 1, reported revenues rose by 4.9% to (pound)1.480 billion. Revenues, in constant currencies were up 8.1%, with the strength of the (pound) sterling against the US dollar, the chief factor in reducing the Group's revenue growth by just over 3%. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenue growth was almost 5%, continuing the trend seen in the first half of the year.

As shown in appendix 1, on a constant currency basis, the geographical pattern of revenue growth varied in the third quarter, although all markets were at or above 5%. The United Kingdom improved over the first half with constant currency growth of 5.0%, compared to 3.7%. Asia Pacific, Latin America, Africa and the Middle East also strengthened with growth of 13.8%, compared to 11.9%. North American revenues were up 8.0%, a slight reduction on the first half at 8.3%. Continental Europe grew at 5.2%, with Central and Eastern Europe up over 26%.

By communications services sector, branding and identity, healthcare and specialist communications showed the strongest growth, with revenues up over 16%, driven by growth in direct, internet and interactive in the United States and Europe, followed by public relations and public affairs up almost 11%. Information, insight and consultancy was up almost 5%, an improvement over the 3.3% growth in the first half. Advertising and media investment management was up almost 4%.

Revenue Growth - Nine Months

In the first nine months of 2007, reported revenues were (pound)4.401 billion, up 3.0%. In constant currencies, revenues were up 7.8%, a slight increase on the first half, chiefly reflecting the strength of the (pound) sterling against the US dollar, which reduced the Group's revenue growth by almost 5%. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenues were up 5.1% and gross margin up 5.4%.

As shown in appendix 2, on a constant currency basis, the geographical pattern of revenue growth varied in the first nine months. Overall revenue growth was almost 8%, a slight increase on the first half, reflecting some improvement in both the United Kingdom and the faster growing markets of Asia Pacific, Latin America, Africa and the Middle East. North America continues to grow, with revenues up over 8% on a constant currency basis, similar to the first half. Asia Pacific, Latin America, Africa and the Middle East, continues to be the fastest growing region, as it was in the first half, with revenue up well over 12%, and with third quarter revenue growth stronger than the first half. The United Kingdom also improved, with revenue growth of over 4% compared with 3.7% in the first half. Continental Europe as a whole, was up almost 6%, similar to the first half.

By communications services sector, media investment management continues to show the strongest growth, as it did in the first half. Public relations and public affairs also continues to show significant growth over last year, with constant currency revenues up over 13%. Branding and identity, healthcare and specialist communications showed a marked increase in revenue growth in the third quarter, with revenues in the first nine months up 12.5%, compared with 10.5% in the first half.

In the Group's interim results, additional information was provided showing the first half results in reportable US dollars, to allow for better comparison with a number of our competitors which report in US dollars. Appendix 3 shows revenue growth by geography and communications services sector in reportable US dollars for the first nine months. This shows, for example, that US dollar reportable revenues were up 12.6% in the first nine months, with UK revenues growing at almost 14% and Continental Europe up almost 15%. By communications services sector it shows advertising and media investment management grew by over 10%, public relations and public affairs was up over 17% and branding and identity, healthcare and specialist communications grew by over 16%.

New Business

Net new business billings of (pound)703 million ($1.371 billion) were won during the third quarter. Net new business billings won in the first nine months of 2007 were $4.422 billion. The Group continues to benefit from consolidation trends in the industry, winning several large assignments from existing and new clients.

Current Trading

In the first nine months, the Group's headline operating margin was up 0.5 margin points, which is in line with the full year targeted improvement from 14.5% in 2006 to 15.0% in 2007.

The first nine months of 2007 have seen strong like-for-like growth of over 5%. Industry forecasts are predicting that advertising and marketing services will grow at 4 - 5% this year, which for the first nine months, the Group has exceeded, therefore growing market share.

Despite concerns about the impact of the recent liquidity crisis on levels of client spending, there has, as yet, been little or any effect on spending levels across the board, both functionally and geographically.

Any possible impact is unlikely to be reflected anyway, until the Group's budgets for 2008 are finalised, at the beginning of next year. In any event, we continue to believe that 2008 will be a good year for the industry, better than 2007, reflecting the positive combined impact of the maxi-quadrennial events of the US presidential election, the 2008 Olympics in Beijing and, on a relatively more modest basis, of the European football championships.

We also continue to believe that a more important concern should be the impact that any new US administration will have on 2009 - when they have seen the government's books and will be tempted to dispense any politically unpleasant medicine to the electorate, early in the potential eight year political cycle.

Whilst the new rapidly-growing parts of the world are no longer as dependent on the US for growth, as they used to be, it is still true that when the US sneezes the rest of the world catches a cold.

Balance Sheet and Cash Flow

The Group  continues its strategy of using free cash flow to enhance share owner
value  through  a  combination  of  necessary  capital  expenditure,   strategic
acquisitions, dividends and share buy-backs.

In the first nine months of 2007, in addition to the acquisition of 24/7 Real Media Inc., the Group continued to make small to medium-sized acquisitions or investments in high growth geographical or functional areas. In the first nine months of this year, acquisitions and increased equity stakes have been concentrated in advertising & media investment management in the United States (including digital), the United Kingdom, Austria, France, Germany (including digital), Hungary, the Netherlands (including digital), Russia, Spain, South Africa, Brazil, Colombia, Australia, China and Japan; in information, insight & consultancy in the United States and the United Kingdom; in public relations & public affairs in the United States; in healthcare in the United Kingdom; in branding and identity in Ireland and Dubai and in direct, internet & interactive in the United States, Belgium, Germany, South Africa, the Middle East, Brazil, Chile, Mexico, Korea and Singapore.

With its clear strategic focus on faster-growing geographic and digital sectors, WPP remains an attractive destination, particularly for first-generation managements in these fast growing regions and sectors, often aligning closely with our well-established operating brands to explore client and geographic opportunities. As a result, the competitive gap has widened, not narrowed, despite noises to the contrary. There is still a good quality pipeline of additional small-sized acquisitions in these faster growing areas.

Acquisition pricing remains satisfactory, particularly in the private markets, with 5 year average earn-out structures and projected single-figure price-earnings exit multiples remaining the norm. There is, it is true, keener pricing particularly in the digital area, more perhaps in the US than outside, with the exception of recent excesses in the French digital market.

So far this year, up-front and exit multiples paid by WPP remain as before. For private company acquisitions, initial payments average around one times revenues and around ten times after-tax profits, and average a significantly lower multiple of after-tax profits on an exit basis, using profit projections to the end of the relevant earnout period. Faster growing geographical markets and the digital sector, have accounted for 75% of the revenues of newly acquired businesses in private transactions so far this year.

Consistent with the objective, announced in 2006, of increasing the share buy-back programme to 4-5% of the Group's share capital in 2007 and 2008, 43.95 million ordinary shares, equivalent to 3.5% of the share capital, were purchased at an average price of (pound)7.32 and total cost of (pound)322 million in the first nine months. All of these shares were purchased in the market and subsequently cancelled.

Average net debt for the first nine months of 2007 was (pound)1,369 million, compared to (pound)1,161 million in the comparable period last year, at 2007 average exchange rates. This represents an increase of (pound)208 million, largely reflecting the three months impact of the net acquisition cost of (pound)300 million for 24/7 Real Media Inc., which was completed on 2 July. Net debt at 30 September 2007 was (pound)1,845 million, against (pound)1,261 million at the same time last year, at 2007 average exchange rates. Net debt figures reflect (pound)1,294 million spent on capital expenditure, acquisitions and earnout payments, (including 24/7 Real Media Inc.), and share buy-backs and dividends in the previous 12 months, partly offset by operating cash flow before these items, over the same period, of (pound)854 million.

Future Objectives

The Group continues to focus on its strategic objectives of improving operating profits by 10 to 15% per annum; improving operating margins by half to one margin point per annum; improving staff cost to revenue ratios by 0.6 margin points per annum; growing revenue faster than industry averages; developing creative leadership and stimulating co-operation among Group companies.

For further information:

Sir Martin Sorrell            )
Paul Richardson               )  + 44 207-408-2204
Feona McEwan                  )

Fran Butera                      + 1 212-632-2235


www.wppinvestor.com
-------------------

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company's registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company's independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.

Appendix 1: Revenue and revenue growth by region and communications services sector

3 months ended 30 September 2007

--------------------------------------------------------------------------------------------------------
                                           Revenue          Revenue           Revenue           Constant
                                              2007             2006            growth           Currency
Region                                    (pound)m         (pound)m          reported          growth(1)
                                                                                07/06              07/06
                                                                                    %                  %

North America                                557.1            557.0               0.0                8.0

United Kingdom                               217.6            207.2               5.0                5.0

Continental Europe                           366.2            346.1               5.8                5.2

Asia Pacific, Latin
America, Africa &
Middle East                                  339.2            300.3              13.0               13.8
--------------------------------------------------------------------------------------------------------

Total Group                                1,480.1          1,410.6               4.9                8.1
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Communications                             Revenue          Revenue           Revenue           Constant
Services                                      2007             2006            Growth           Currency
Sector                                    (pound)m         (pound)m          Reported          growth(1)
                                                                                07/06              07/06
                                                                                    %                  %

Advertising & Media
Investment
Management                                   663.2            656.1               1.1                3.7

Information, Insight
& Consultancy                                218.5            213.8               2.2                4.8

Public Relations &
Public Affairs                               157.3            147.8               6.5               10.8

Branding & Identity,
Healthcare and
Specialist
Communications                               441.1            392.9              12.3               16.1
--------------------------------------------------------------------------------------------------------

Total Group                                1,480.1          1,410.6               4.9                8.1
--------------------------------------------------------------------------------------------------------


(1) Constant currency revenue growth excludes the effect of currency movements.

Appendix 2: Revenue and revenue growth by region and communications services sector

9 months ended 30 September 2007

--------------------------------------------------------------------------------------------------------
                                           Revenue          Revenue           Revenue           Constant
                                              2007             2006            Growth           Currency
Region                                    (pound)m         (pound)m          Reported          Growth(1)
                                                                                07/06              07/06
                                                                                    %                  %

North America                              1,668.9          1,692.4              -1.4                8.2

United Kingdom                               648.0            622.3               4.1                4.1

Continental Europe                         1,137.7          1,087.5               4.6                5.7

Asia Pacific, Latin
America, Africa &
Middle East                                  946.6            872.8               8.4               12.6
--------------------------------------------------------------------------------------------------------

Total Group                                4,401.2          4,275.0               3.0                7.8
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Communications                             Revenue          Revenue           Revenue           Constant
Services                                      2007             2006            Growth           Currency
Sector                                    (pound)m         (pound)m          Reported          Growth(1)
                                                                                07/06              07/06
                                                                                    %                  %

Advertising & Media
Investment
Management                                 2,023.6          2,010.5               0.7                5.2

Information, Insight
& Consultancy                                650.3            652.7              -0.4                3.8

Public Relations &
Public Affairs                               470.3            438.1               7.3               13.4

Branding & Identity,
Healthcare and
Specialist
Communications                             1,257.0          1,173.7               7.1               12.5
--------------------------------------------------------------------------------------------------------

Total Group                                4,401.2          4,275.0               3.0                7.8
--------------------------------------------------------------------------------------------------------

(1)  Constant currency revenue growth excludes the effect of currency movements.

Appendix 3: Revenue and revenue growth by region and communications services sector in Reportable US Dollars

9 months ended 30 September 2007

-------------------------------------------------------------------------------------
                                           Revenue          Revenue           Revenue
                                              2007             2006            Growth
Region                                          $m               $m          Reported
                                                                                07/06
                                                                                    %

North America                              3,317.6          3,064.0               8.3

United Kingdom                             1,288.1          1,132.0              13.8

Continental Europe                         2,267.6          1,976.7              14.7

Asia Pacific, Latin
America, Africa &
Middle East                                1,883.2          1,604.4              17.4
-------------------------------------------------------------------------------------

Total Group                                8,756.5          7,777.1              12.6
-------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------

Communications                             Revenue          Revenue           Revenue
Services                                      2007             2006            Growth
Sector                                          $m               $m          Reported
                                                                                07/06
                                                                                    %

Advertising & Media
Investment
Management                                 4,029.0          3,648.7              10.4

Information, Insight
& Consultancy                              1,292.7          1,187.0               8.9

Public Relations &
Public Affairs                               935.0            795.4              17.6

Branding & Identity,
Healthcare and
Specialist
Communications                             2,499.8          2,146.0              16.5
-------------------------------------------------------------------------------------

Total Group                                8,756.5          7,777.1              12.6
-------------------------------------------------------------------------------------


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